U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 0-21292

Merchants and Manufacturers Bancorporation
401(k) Salary Savings Plan

(Check One): [   ] Form 10-K  [ X ] Form 11-K  [   ] Form 20-F  [   ] Form 10-Q
[   ] Form N-SAR

For Period Ended: December 31, 2005.

[   ]  Transition Report on Form 10-K or Form 10-KSB
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q or Form 10-QSB
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

Part I
Registrant Information

Full Name of Registrant:  Merchants and Manufacturers Bancorporation, Inc. - Merchants and Manufacturers Bancorporation 401(k) Salary Savings Plan

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office (Street and Number):  5445 South Westridge Drive

City, State and Zip Code:  New Berlin, WI 53151

Part II
Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III
Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant could not file its annual report on Form 11-K for the year ended December 31, 2005 on the prescribed filing date for the following reasons:

The Plan recently converted to a new fund provider, and as a result of that conversion the Plan was not able to compile the financial data necessary to complete the Plan’s financial statements by June 29, 2006, the required filing date for the Plan’s annual report on Form 11-K.

Part IV
Other Information

(1)  Name and telephone number of person to contact in regard to this notification:

 John Krawczyk, 262-827-6700

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[x] Yes [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [x] No

Merchants and Manufacturers Bancorporation 401(k) Salary Savings Plan has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated this 30th day of June, 2006.

MERCHANTS AND MANUFACTURERS
BANCORPORATION 401(K) SALARY
SAVINGS PLAN

BY  /s/ James F. Bomberg_________________
      James F. Bomberg, Trustee

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